Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14d-9 under the

Securities Exchange Act of 1934, as amended

Filer: Surgical Care Affiliates, Inc.

Subject Company: Surgical Care Affiliates, Inc.

Filer’s Commission File Number: 001-36154

January 2017

Dear Physician Partner:

We are grateful for your continued support, and, as part of our commitment to serving you, we would like to share some brief updates on the healthcare and surgery market, and on SCA.

We have been on a remarkable journey together over the past nine years, dedicating ourselves to a Mission of improving healthcare in America and a Vision of becoming the partner of choice for surgical care. Over the past few years, it has become increasingly evident that to achieve our Vision and fulfill our Mission, aligning with independent primary care groups, aligning with health plans, and supporting the independent practice of medicine will be critical.

On January 9, we announced that SCA would be joining UnitedHealth Group as part of its OptumCare segment. UnitedHealthcare is the largest health plan in the country, and Optum has the largest network of primary care physicians and is committed to becoming the largest network of primary care, urgent care and surgery centers. The SCA leadership team has been unanimous in supporting this combination as a step forward in helping to strengthen our partnerships, secure independent physicians and realize our Vision and Mission.

And, the same as when we changed from being a private company to a publicly-traded company three years ago, we expect very little to change in our surgery centers and surgical hospitals – our teammates and physicians will continue to provide outstanding patient care and a patient experience that is second to none.

To learn more about our joining OptumCare, please visit our website (www.scasurgery.com), where you will find a brief video and formal announcement.

21st Century Cures Act Signed by Obama: In December, President Barack Obama signed into law the 21st Century Cures Act, which includes two key provisions that benefit Medicare beneficiaries and the physicians who care for them in ASCs. Specifically, Section 4011 creates a public, searchable website that allows Medicare beneficiaries to compare procedure costs, and Section 16003 protects physicians who practice in an ASC from potential penalties under the Medicare meaningful use program.

President-Elect Donald Trump Appoints Tom Price to Head US Department of Health and Human Services: Price (GA-R) is an orthopedic surgeon and will be the first physician to head HHS since 1993. Price is a co-sponsor of two pieces of legislation that directly benefit ASCs: the Ambulatory Surgical Center Quality and Access Act and the Electronic Health Fairness Act.

The ASC Quality and Access Act would help eliminate the growing disparity in Medicare payments to ASCs and hospital outpatient departments (HOPD) by using the hospital market data to determine the annual inflation updates that ASCs receive. The Electronic Health Fairness Act would assist physicians practicing in ASCs by exempting patient encounters in the ASC setting from meaningful use requirements until certified electronic health record (EHR) technology is approved.

2017 Final Payment Rule Released: In November, CMS released the OPPS/ASC payment rule, which increases ASC payment rates by 1.9 percent in 2017, compared to the 1.2 percent increase previously proposed. CMS also finalized seven new measures for 2020 payment determinations. Click here to read the final rule.

In addition to the ASC payment rule, CMS also finalized its rule on the 2017 Physician Fee Schedule. You can read more about CMS’s announcement here.

New Research Suggests ASCs Provide Direct Cost Savings Compared to Hospitals: New research, published in the Journal of the American Academy of Orthopaedic Surgeons (JAAOS), looked at the direct costs of 1,021 surgical bone and joint procedures performed at an ASC or hospital. There was a savings of 17 to 43 percent when performed at an ambulatory surgery center versus a university hospital. The research suggests ASCs are a convenient option for many orthopedic procedures that offer cost savings to both insurers and patients. A link to the full study is available here <link to study>.

From an SCA standpoint, we continue to grow our community – partnering with health plans, medical groups and health systems that are committed to improving the quality and cost efficiency of healthcare. Specifically, our health plan relationships are designed to address all three objectives of the Triple Aim, improving both the quality of care and the patient experience, while reducing the total cost of care. We now have eight value-based agreements with more in discussion.

An important way in which we deliver on the Triple Aim is expanding the services we provide, including total joint replacements, and complex spine and cardiovascular procedures. We are pleased to share that we recently completed the first peripheral vascular (PV) procedure at one of our facilities in Franklin, NJ with great success. We expect to see numerous SCA facilities add cardiac-rhythm management (CRM) and peripheral vascular service lines in the coming year.

Additional SCA updates include:

New Partnerships: We added nearly 20 new surgical facility partnerships to our community in 2016 as we continue to position SCA as the partner of choice for leading health plans, medical groups and health systems. Our growth includes a growing number of de novo ASCs and we would welcome your insights about colleagues who might benefit from a relationship with SCA. As of today, SCA is a partner in 205 facilities with more than 3,000 physicians.

Advanced Surgical Hospital Recognized by CMS and Highmark: The Centers for Medicare and Medicaid Services (CMS) recently implemented the Comprehensive Care for Joint Replacement (CJR) model for reimbursement of select hip and knee replacement procedures. Based on their performance to-date in the CJR program, CMS recently invited Advanced Surgical Hospital in Washington, PA to present CJR best practices on a national webinar.

Advanced continues to be recognized by not only government agencies, but also commercial health plans. Several members of the Highmark Blue Cross Blue Shield leadership team, including CEO David Holmberg, recently visited Advanced to learn more about the quality of care that has resulted in numerous awards and accolades the hospital has received in recent years, including a Five Star Patient Experience rating from CMS.

Medical Missions: SCA Medical Missions hosted six brigades in 2016 and we are doubling our efforts to host 12 brigades in 2017 with the goal of caring for 2,600 patients. Our mission is to ignite the spirit of service and transform lives by providing access to high-quality surgery in developing countries. Over the next three years, SCA Medical Missions will create a best-practice, surgical medical missions program that can be scaled and replicated. We invite you to learn more about participating in an upcoming brigade by contacting your administrator or scamedicalmissions@scasurgery.com.

Physician Satisfaction Survey: Each year, SCA asks you about your experience through a confidential survey. Your input in past surveys, along with that of thousands of your physician colleagues, has provided valuable feedback to our Administrators and SCA leaders about how we can better serve you.

The completely confidential survey should take just 5 minutes to complete. Your input is critical to our value of continuous improvement and to assure we continue to be your partner of choice for surgical care. Your facility administrator has distributed individual pin numbers and links to the web-based survey – please let us know if you have not received your survey link. Thank you for your participation and your engagement with your center and SCA.

In closing, we thank you for your ongoing collaboration as we continually strive to exceed our physicians’ expectations and position our partnerships for long-term success in this rapidly changing industry. As always, please do not hesitate to reach out to any SCA leader, including myself, with questions, comments or ideas. My full contact information is below. We are here to serve you, and we are grateful for your support.

Kind regards,

Andrew Hayek

Chairman & Chief Executive Officer

Surgical Care Affiliates

510 Lake Cook Road, Suite 400

Deerfield, Illinois 60015

Office: 847-236-0924

Email: andrew.hayek@scasurgery.com

Additional Information and Where to Find It

This communication relates to a pending business combination transaction between UnitedHealth Group Incorporated (“UnitedHealth Group”) and Surgical Care Affiliates, Inc. (“SCA”). The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to sell or exchange, nor a solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

UnitedHealth Group intends to file a registration statement on Form S-4 related to the transaction with the SEC and may file amendments thereto. UnitedHealth Group and a wholly-owned subsidiary of UnitedHealth Group intend to file a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the SEC and may file amendments thereto. SCA intends to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC and may file amendments thereto. SCA and UnitedHealth Group may also file other documents with the SEC regarding the transaction. This communication is not a substitute for any registration statement, Schedule TO, Schedule 14D-9 or any other document which SCA or UnitedHealth Group may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the solicitation/recommendation statement on Schedule 14D-9 and the other relevant materials with respect to the transaction carefully and in their entirety when they become available before making any decision regarding exchanging their shares, because they will contain important information about the transaction. The prospectus/offer to exchange, the related letter of transmittal and certain other exchange offer documents, as well as the solicitation/recommendation statement, will be made available to all holders of SCA’s stock at no expense to them. The exchange offer materials and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the exchange offer materials and the solicitation/recommendation statement may be obtained for free by contacting UnitedHealth Group’s Investor Relations department at (800) 328-5979. Additional copies of the solicitation/recommendation statement may be obtained for free by contacting SCA’s Investor Relations department at (800) 768-0094.

In addition to the SEC filings made in connection with the transaction, each of UnitedHealth Group and SCA files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. UnitedHealth Group’s and SCA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

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